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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                               _______________________

                                    Schedule 14D-9
                                  (Amendment No. 7)

                        SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(d)(4) OF THE
                           SECURITIES EXCHANGE ACT OF 1934
                               _______________________

                              SCOTSMAN INDUSTRIES, INC.
                              (Name of Subject Company)

                              SCOTSMAN INDUSTRIES, INC.
                         (Name of Person(s) Filing Statement)
                               _______________________

                        COMMON STOCK, PAR VALUE $.10 PER SHARE
                            (Title of Class of Securities)

                                      809340 10 2
                        (CUSIP Number of Class of Securities)
                               _______________________

                                   Donald D. Holmes
                               Vice President-Finance
                                820 Forest Edge Drive
                            Vernon Hills, Illinois  60061
                                    (847) 215-4500
         (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of the Person(s) Filing Statement)

                                      Copies to:

                                    Thomas A. Cole
                                  Steven Sutherland
                                   Sidley & Austin
                               One First National Plaza
                               Chicago, Illinois 60603
                                    (312) 853-7000

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     The Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 9, 1999, as amended on July 15, 1999, July 16, 1999, July 20, 1999, July 23, 1999, July 27, 1999 and August 3, 1999 (as amended, the "Schedule 14D-9"), by Scotsman Industries, Inc., a Delaware corporation (the "Company"), related to an offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding shares of common stock, par value $0.10 per share ("Shares"), of the Company, is hereby amended. All capitalized terms used herein but not defined herein have the respective meanings set forth in the Schedule 14D-9.

ITEM 3.   IDENTITY AND BACKGROUND.

     The response to Item 3 is hereby amended by adding the following after the final paragraph of Section (b)(2), Certain Background Information, of Item 3 of the Schedule 14D-9:

     On August 6, 1999, a representative of a company engaged in the food equipment industry (the "Third Company") contacted a representative of Morgan Stanley to express an interest in a particular business unit of the Company. The representative of the Third Company indicated that the Third Company had reviewed the Company's Schedule 14D-9 and was interested in entering into discussions with the First Company and the Second Company regarding participating in a joint proposal to acquire the Company, in which the Third Company would acquire that business unit. In the afternoon of August 6, 1999, the Company and the Third Company entered into a confidentiality and standstill agreement which permits the Third Company to enter into such discussions with the First Company and the Second Company.

     Separately on August 6, 1999, a representative of the Second Company contacted a representative of Morgan Stanley. The representative of the Second Company advised the representative of Morgan Stanley that, although the Second Company had not completed its analysis, the Second Company was unlikely to submit a superior proposal to the Offer.

     There can be no assurance that the First Company, the Second Company or the Third Company, acting either individually or jointly, will make any proposal or that, if made, any such proposal would be deemed superior to the Offer and the Merger.

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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SCOTSMAN INDUSTRIES, INC.

                              By:  /s/ Richard C. Osborne
                                 -----------------------------------------
                                   Name:  Richard C. Osborne
                                   Title: Chairman of the Board, President
                                          and Chief Executive Officer


Dated: August 9, 1999


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